

June 9, 2015

George Martinez
Chairman and Chief Executive Officer
Allegiance Bancshares, Inc.
8727 West Sam Houston Parkway North, Suite 210
Houston, TX 77040

> **Re:** **Allegiance Bancshares, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2015**
> **CIK No. 0001642081**

Dear Mr. Martinez:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials and may have additional comments following our review.

3. We note that you qualify certain summaries of information by reference to statutes, regulations and documents that are not part of the registration statement. Qualification by reference to information that is not part of the registration statement is inappropriate. As examples only, please refer to the third paragraph on page 87 and the first paragraph on

page 118. Please revise accordingly, both here and throughout the prospectus, as applicable.

Cover Page of Prospectus

4.   Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Market Data, page ii

5.   Please tell us whether you commissioned any of the third-party reports or publications cited in the prospectus.

Forward-Looking Statements, page iii

6.   Please move the discussion of forward-looking statements so that it appears after the risk factors section.

Prospectus summary

Our Strengths, page 3

7.   The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, please balance your discussion of your diversified loan portfolio with a discussion of the added risks of lending to small to medium-sized businesses. In this regard, we note your disclosure in the second full risk factor on page 17, which discloses that small to medium-sized businesses may be subject to higher loss rates than their competitors.

Leading Employment Growth, page 5

8.   Please revise to discuss whether the recent declines in oil and gas prices have had any material impact on the unemployment rate in the Houston metropolitan area.

Economic Diversity, page 6

9.   Please balance your discussion with a discussion of the risks your business faces from business concentration in Texas, specifically in the Houston metropolitan area, as you discuss in the first risk factor on page 14.

Risk Factors

Our business concentration in Texas..., page 14

10.   If material, please revise to provide quantified disclosure regarding the extent by which oil and gas prices have declined in recent periods.

We are dependent on our executive officers and other key individuals..., page 15

11.   Please revise to explain whether you anticipate any significant changes to the management team following the completion of the offering.

The small to medium-sized businesses that we lend to..., page 17

12.   Please revise to quantify the amount of loans to small to medium-sized businesses in your loan portfolio in recent periods.

If our allowance for loan losses is not sufficient..., page 18

13.   Please revise to quantify the allowance for loan losses in dollar terms as of December 31, 2014.

As a significant percentage of our loan portfolio..., page 18

14.   Please tell us whether local real estate values, both commercial and residential, have materially declined in recent periods. If so, please revise to quantify the extent of any such declines.

We may be subject to environmental liabilities and associated costs..., page 25

15.   If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 57

16.   We note your disclosure on page 58 that for troubled debt restructurings, after a period of time, usually 12 months, if the loan is performing under the restructured terms and after a loan review you believe the status will continue, the loan is moved back into its original respective loan segment or class and the allowance is calculated using the pooling method for the respective pool. Please tell us and revise to clarify whether you continue to classify these TDRs as impaired for disclosure purposes and whether you apply ASC

310-10-35 or ASC 450 in calculating the reserve for these loans. In this regard, we believe the guidance in ASC 310 indicates that a TDR is always considered impaired and therefore impairment should be measured using the guidance in ASC 310-10-35. Please consider this when preparing your response and revised disclosures. In addition, if you do not measure credit impairment for certain TDRs using the guidance in ASC 310-10-35, please tell us the impact on your financial statements at March 31, 2015 and December 31, 2014 had you applied ASC 450 and provide us your materiality assessment.

Allowance for loan losses, page 67

17.   Given the significance of the acquisitions of Independence Bank in November 2013 and F&M Bancshares in January 2015 on your credit metrics and trends, please revise to discuss the following:

- How your accounting for acquired loans impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted (e.g., the allowance for loan losses as a percentage of loans, non-performing loans to total loans, etc.) and discuss the comparability between periods with other institutions. For example, as it relates to the ratio of allowance for loan losses as a percentage of loans, please consider disclosing the amount of acquired loans included in the denominator for which there is no associated allowance in the numerator due to the fact that the loans were recorded at fair value upon acquisition.

- Clearly disclose how you classify acquired loans as non-accrual, impaired, loans greater than 90 days and accruing, or as troubled debt restructurings immediately after acquisition. For example, disclose if loans on non-accrual status at the time of acquisition continue to be disclosed as non-accrual loans immediately after acquisition and the reasons for your determination.

Unaudited Selected Pro Forma Combined Financial Data

Notes to Unaudited Selected Pro Forma Combined Financial Data, page 85

18.   Please revise your disclosure describing footnote (D), which increases the estimated fair value of acquired premises and equipment, to explain in more detail the nature of the underlying reasons for this adjustment. In addition, please revise the footnote to disclose whether the fair value adjustments were determined internally or if you used a third party valuation expert.

19.   We note footnote (P) which you state reflects an adjustment for "estimated transaction expenses" that were included in the December 31, 2014 audited financial statements. Please tell us whether these costs represent direct, incremental costs of the F&M acquisition which are reflected in the historical financial statements and whether the

adjustment is removing those costs from the pro forma income statement (as a non-recurring charge directly related to the transaction). If so, please revise your footnote accordingly to more accurately describe this adjustment and to provide a breakdown of the associated transactions costs (e.g., legal and consulting, etc.). Alternatively, please revise your footnote disclosure to describe, in more detail, the nature of these charges and the basis for this pro forma adjustment. In preparing your response, please cite the applicable authoritative literature to support your presentation.

Executive Compensation and Other Matters

Summary Compensation Table, page 109

20.   Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Description of Capital Stock, page 118

21.   Please revise the introductory paragraph to clarify, if true, that the discussion is of the material rights of shareholders, not just "some of the important rights" of shareholders.

Underwriting

Lock-up Agreements, page 128

22.   We note your disclosure that the representatives, in their sole discretion, may waive or release all or some of the securities from the lock-up agreements. Please disclose whether the representatives have any present intention or understanding, implicit or explicit, to release any of the securities subject to the lock-up agreements prior to the expiration of the 180-day period. Also briefly describe the "limited exceptions" to the lock-up agreements, as referenced in the first sentence of this section.

Financial Statements

General

23.   Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X.   Please update the associated financial information in applicable sections of the filing as appropriate, for example, selected historical consolidated financial data, capitalization, dilution, MD&A, and unaudited selected pro forma combined financial data.

Note 1. Nature of Operations and Summary of Significant Accounting and Reporting Policies - Nonperforming and Past Due Loans, page F-10

24.   We note your disclosure that consumer loans are typically charged off no later than 120 days past due. Please revise to include a similar discussion of your charge off policy for all other loan segments, specifically explaining how and when you confirm a loan is determined uncollectible and the number of days delinquent required to charge-off loan(s) by category, etc.

Note 2. Acquisitions, page F-15

25.   Please revise to clarify whether any loans acquired from Independence or F&M are accounted for under ASC 310-30. If so, please ensure that the information required by ASC 310-30-50 is properly disclosed.

Exhibits

26.   Please tell us what consideration you have given to filing the consulting agreement with Lawrence G. Fraser as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

        You may contact Babette Cooper at (202) 551-3396 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        /s/Kathryn McHale

                                        Kathryn McHale
                                        Senior Staff Attorney

cc: Courtney Theriot
        Jason M. Jean, Esq.